UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Introduces Prinergy Entro Workflow

Affordable PDF Workflow Solution

PRINT '01 Chicago, IL (September 6, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), announces the launch of Prinergy® Entro workflow-the newest member of the Prinergy family of workflow products. Prinergy Entro workflow includes the core features of the award-winning Prinergy PDF workflow, and can be expanded to include any or all of the advanced features of the Prinergy system as the customer's business needs grow or change. This cost-effective, modular workflow solution gives commercial printers with 4- and 8-page computer-to-plate (CTP) solutions the opportunity to benefit from the productivity, ease of use, and networking capabilities of the Prinergy workflow family.

"The Prinergy Entro workflow system delivers the advanced PDF processing capabilities of the Prinergy workflow family at an affordable price," explains Barry Quart, Director, CreoScitex Printing Workflow Solutions. "Now any size of printer can enjoy the highest levels of productivity and the advanced capabilities of the CreoScitex Prinergy workflow."

Prinergy Entro workflow accepts a wide range of input files, and "refines" these files to PDF digital master files. It also supports full spot-color handling, page-independent imposition, and efficient output to CreoScitex 4- and 8-page CTP systems.

Easy on-site upgrades ensure that an investment in a Prinergy Entro workflow system continues to deliver value long into the future. Individual modules can be added to the system one by one, or the system can be upgraded to include the full range of features at one time. Prinergy Entro workflow is delivered on a dual 933 Mhz Dell® workstation, which supplies the processing power necessary to drive high-throughput CTP devices as well as additional capacity to accommodate software additions.

Easy Access to Leading Workflows

Prinergy Entro and its counterpart from the Brisque™ workflow family, Brisque Entro, is being introduced at Print '01 this week as part of the CreoScitex commitment to offer affordable workflow and CTP system configurations to the broad commercial market. See the Prinergy Entro workflow demonstrated at CreoScitex booth #5710, where orders will be taken for North American installations.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: September 6, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary